19010397

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. A. Botzum & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18321 Hillcrest Ave

(No. and Street)

Villa Park (City) CA (State) 92861 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Botzum 714-771-6977

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing Section MAR 21 2019 Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Charles A Botzum III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. A. Botzum & Co. of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 15 day of March, 2019 by Charles A Botzum proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

MELINDA A. THOMPSON
Notary Public California
Orange County
Commission # 2196548
My Comm. Expires May 16, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of C.A. Botzum & Co.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of C.A. Botzum & Co. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules 1, 2 and 3 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules 1, 2 and 3 are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 14, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

CA BOTZUM & CO
STATEMENT OF FINANCIAL
CONDITION 12-31-18

CURRENT ASSETS		
CSAH BANK OF AMERICACHECKING		15,342.91
CASH BANK OF AMERICARESERVE ACCOUN 15c3-1		7,500.00
Cor Clearing Deposit Account		16,936.45
Cor Clearing Omnibus Accou nt		361.72
Cor clearing commission Receivble		8,880.00
Secured DemandNote CBIII		185,000.00
Secured Demand Note WTB		25,000.00
TOTXLCURRENT ASSETS		XX 259,021.08
EQUIPMENT AT COST		
FURNITURE & EQUIPMENT	13,415.19	
Automobiles	8,463.84	
	21,879.03	
LESS ACCUMULATED DEPRECIATION	21,879,03	-0-
TOTALASSETS		259,021.08
		=========
CURRENT XXXXXX LIAIBILTIES		
accounts payable		-0-
Payable to customers		4,630.71
payable tobrokers		-0-
TOTALCURRENT LIABILITIES		4,630.71
SUBORINATED LIABILITIES		
Secured Demand Note Due 12-31-2023		25,000.00
Seeured Demand Note Due 12.31.2020		185,000.00
TOTAL SUBORINATED LIABILITIES		XXXXXXXXXX 210,000.00
STOCK HOLDERS EQUITY		
CAPITAL STOCK VALUE		
500,000 shares authorized		
3254000 shares issued & ou $1 par value		325,000.00
Less excess of par value over consideration		(172,773.68)
Add-itionalPaid in Capital		202,312.47
TOTALEQUITY		354,538.79
Retained Earnings /Deficit or Accumulated Deficit		(310,538.42)
EQUITY		44,390.37
TOTALEQUITY & LIABILITIES		259,021.08
		=========

See accompanying note to financial statements

C. A. BOTZUM & CO.

STATEMENT OF INCOME AND EXPENSE
OPERATIONS

For the Year ended December 31, 2018

REVENUES	
Commissions, listed bonds & stocks	71,356.25
Commissions, municipals	28,655.00
Commissions, O T C	-0-
Commissions, mutual funds	386.13
Gain (loss) on sale of securities	
Dividends & interest	
Miscellaneous income	100,397.38
TOTAL INCOME	
EXPENSES	
EMPLOYER COMPENSATION/BENEFITS	
Salaries	
Commissions	
Group insurance	2,600.00
Payroll taxes	
COMMISSIONS & FLOOR BROKERAGE	36,009.33
Brokerage	
COMMUNICATIONS	
Telephone	5,402.45
Postage & Transfer fees	39.25
Stationery & supplies	
INTEREST	2,100.00
Interest on subordinated notes	
OCCUPANCE & EQUIPMENT RENTAL	
Rent	5,820.45
Repairs & maintenance	
Equipment lease	
Insurance - general	
TAXES OTHER THAN INCOME TAXES	-0-
Real & personal property taxes	
OTHER OPERATING EXPENSES	
Automobiles	13,927.15
Dues & subscriptions CPA	15,585.00
Entertainment & promotion	17,036.90
Other supplies & expense	23,725.50
Licenses, NASD, SIPC, etc	6,539.59
Travel	-0-
PROVISION FOR INCOME TAX	
Federal income tax	
CA franchise tax	822.62
TOTAL EXPENSES	129.508.24
NET PROFIT (LOSS)	(29,110.86

See accompanying note to financial statements

C A BOTZUM & CO.
STATEMENT OF CHANGE
IN STOCKHOLDERSEQUITY
12-31-2018

		common Stock		paid in capital		Deficit accumulated		TOTAL
Balance 12-31-2017	$	325,0000	$	29,538	$	- 281,037	$	73,501
net gain or loss						- 29,111		- 29,111
Balance 12-31-2018	$	325,000	$	29,538	$	- 310,140	$	44,390

C A Botzum & Co.
Statement of changes Suborinated Debt
Secured Demand Note
Year Ended 12-31-2018

Beginning Balance 12-31-2018	210,000
Increase or decrease	-0-
Balance as of 12-31-2018	210,000.

See accompanying note to financial statements

C A BOTZUM & CO.
CASH FLOW SXTATEMENT
12-31-18

NET LOSS	($29,110.86)
DECREASE RESERVE ACCOUNT BANK ACCOUNT	2,000.00
DECREASE COR CLEARIN G DEPOSIT ACCOUNT	3,991.80
DECREASE CUSTOMERS	1,356.00
INCREASE COR CLEARING COMM	- 8,880.00
INCREASE Clearing [illegible] ReceivableOMNIBUS ACCOUNT	-361.72
DECREASE ACCOUNTS PAYABLE	XXXXXXXX
	-3107.79
NEW CUSTOMER PAYABLE	4630.71
DECREASE LIFE INSURANCE CSV	32,500.00

XXXXXXXXXXXXXXX
CASH FLOW USED IN OPERATIONS

TOTALADJUSTMENTS &	32,129.00
CASH FLOW USED IN OPERATIONS	3,018.14

end cash $15,342.91
Begin Cash $12,324.77

SUPPLEMENT CASH FLOW INFORMATION""

CASH FLOW FOR INCOME TAXES $822.62
CASH FLOW PAID INTEREST $2100.00

See accompanying note to financial statements

C A Botzum & Co.

Annual 2018 Audit

Noted to Financial Statments

BUSINESS ACTIVITY

Note C A Botzum & Co. is a Licensed SEC Stockx broker which engages in agency and riskless principle transaction. Its sources of revenue are split between Listed Stocks and Municipal Bonds on a retail execution basis. CAB & Co. does not carry inventory engage in options or futures. Less than 1% of revenue is earned form Mutual Funds. The company was fomnded by C A Botzum senior in 1933 and incopporated in 1962.

Currently there are 325,000 shares issued and outstanding 25,000 shares are owned by Charles A Botzum III President and 300,000 are owned by Estate of Marion Botzum . These shares are to divided equally between Charles A Botzum III and Williams T Botzum (150,000 each9 upon approval of SEC and the courts.

The firm operates under SEC rule 15c3-1 and 15C3-3 with a minimum NET Capital requirment of $250,000 and Reserve account for exclusive Benefit of Customers maintained (see attachments for both)

The majority of the firms capital is provided by Secured Demand Notes (see SDN NOTES) Note 2 ?

Alltransactions are settled on a trade date basis for Cash.

C A Botzum & Co. earns commissions on client transactions in exchange-traded equity and debt securities; and municipal bonds. Commissions revenues and related clearing expenses are recorded on a trade-date basis.

Accounting

C A Botzum & Co. maintains book & Records under SEC FINRA GAAP rules & Regulations. The company constantly reviews the procedures to address and shortcomings. Books & Records are constantly reviewed and balanced. C A Botzum & Co. uses a Affirmitive 100% Response system to guarantee 100% customer agreement in regards to its records.

The presentation of the financial Statments in conformity with the accounting principles of the USA requires management to make estimates & assumptions that effect the report amounts of assets & Liabilities and disclosure of contingent assets & liabilitiesat the date of the financial statements and the reported amounts of revenue & expenese during the reporting peroid. Actual results could differ from those esti

Deposit AT COR CLEARING

The company maintains a deposit accountax at Cor Clearing to carry its customer s accounts .The clearing firm has custody of these amounts which serve as collateral for any amounts due the clearing firm as well as short sales or trades not yet settled. The Dec-mber 31, 2018 balance was ~~$20,939.25~~ 16936.95

plus $183,930.95 value of securities collateralizing Secured Demand Notes held by clearing broker.

NOTE 2 SCEURED DEMANDNOTES & SUBORINATED LAIBILITIES

1)	100	TargaResources	3,603.00
	5M	Elk Hil$s ESD GO-0- 11-1-2019	4.900/00
	15M	Grover Beach RD& TA 5% 8-1-2035	15,300.00
	5M	Imperial Irr Dist 3% 11-1-2033	5,000.00
	TOTAL		28,803.00
2)	25M	Casitas W D 3 ½% 9-1-2033	25,000.00
	15M	Elk Hills ESD GO-0- 11-1-2020	14,481.00
	40M	CoalingaReg Med 8% 9-1-2033	40,800.00
	10M	00Manside G03 8-1-2035	9,800.00
	30M	Snowline CFD4% 9-1-2034	30,450.00
	5M	LA D W P 5% 9-1-2035	5,600.00
	5M	Independant Cities 5.85% 9-15-2043	5,100.00
	25M	Elk Hills ESD GO-0- 11-1-2022	22,500.00
	40M	Rivesside CFD 3.875% 9-1-2035	39,600.00
	5M	Elk Grove RDA TA 4% 9-1-2034	5,050.00
	TOTAL		198,381.00

SECURED DEMAND NOTE RECONCILIATION

YEAR 2017	$210,000.00
YEAR 2018	$210,000.00

THE SECURED DEMAND NOTES AND SUBORDINATEDBORROWINGS ARE COVERED Y EQUITYAGREEMENTS APPROVED BY FRINRA , AND ARE THUS AVAILABLE IN COMPUTING NET CAPITALUNDER S E C RUKES THEY MAY NOT BE REPAID WITHOUT PERMISSION FROM FINRAAS THE CONSTITUTE COM PLIANCE WITH MINIMUM NET CAPITAL requirments THE BORROWINGS ARE C ONSIDERED EQUITY AND CAN BE USE AS CAPITAL.

SUBORINATED NOTE !% Due 12-31-2023	$25,000.00
SUBORINATED NOTE 1% Due 12-31-2020	$185,000.00
	$210,000.00

Note 3 Recently Issued Accounting Standards

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Note 4

NET CAPITAL REQUIRMENT

The company is subject to the Securities & Exchange Commissóon Uniform Net Capital rule 15c3-1which requires it to maintain a minimum Net capital and a aggreiate indebtedness ratio not to exceed 15 to 1. The companies minimum net capital was $250,000.00 on 12-31-2018 The company had 254,390.00 in net capital or $4,390.00 over its requirment. The company was required to have -0- net capital by all other ratios.

Note 5

INCOME TAXES

The company has available at 12-31-2018 unused Federal Net operating which may be applied against future taxable income or carried back to offset previous income resulting in a dederred tax asset of approximately $31,819 The net operating loss begins to expire in year 2020

A 100% allowance has been placed against this asset as of December 31, 2018, since management has determined it is more likely than not, that the asset will not be realized.

Note 6

Subsequent events

The company has evaluated events subsequent to the date of the balance sheet for items requiring recording or disclosure in the fiancáal Statements. The evaluation was performed through the date the financial statements were issued. This review det-rmined that no such events took place that would have material effect or impact on its financial Statements.

NOTE 7 RELATED -PARTY TRANSACTIONS

THE COMPANY RENTS ITS OFFIVE LOCATION OUT OF THE HOME OF ONE OF ITS STOCKHOLDERS. FOR YEAR ENDED 12-31-2018THE RENT EXPENSE WAS $5,820.45 THERE IS NOFORMAL RENT AGREEMENT BETWEEN THW STOCKHOLDER AND THE COMPANY. IT IS POSSIBLE THAT THE TERMS OF CERTAIN OF THE RELATED PARTIES TRANSACTIONS ARE NOT THE SAME AS THOSE THAT WOULD RESULT FOR TARNSACTIONS AMONG WHOLLY UNRELATED PARTIES

CABOIZUM & CO
AS OF 12-31-2018
CAPITALRATIOPER S E C 15c3-1

SCHEDULE 1	
CAPITAL PER ATTACHED STATEMENT	$44,390
PLUS SUBORINATED CAPITAL(EQUITY)	$ 210,000
TOTALEQUITY ALLOWABLE CAPITAL	$254,390
TOTAL CURRENT NET CAPITAL	$254,390
LESS DEDUCTIONS PER SECRULES	) 0-
AGGREGATE INDEBTEDNESS LIABILITIES XXXXX $4,631	
LESS RESERVE ACCOUNT BALANCE XX 15c383 $7,500.00	
NET -0-	
RATIO OF NET CAPITALTOA I NA	
MINIMUM NET CAPITAL15 to1 Ratio NA	
Minumum Net CapitalDollar R equirment	$250,000
EXCESS NET CAPITAL	4,390.

THE SYSTEM AND PROCEDURES USED TOCOMPLY WITH
THE REQUIRMENT TOMAINTAIN PHYSICAL
POSSESSION AND CONTROL OF CUSTOMERS FULLY PAID FOR
SECURITIES SYSTEM HAS BEEN TESTED AND ARE
FUNCTIONING IN A ADEQUATE MANNER TOFULFILL
REQUIRMENTS OF RULE 15c3-3

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

CA BOTZUM & CO
15c3-3 RESERVE CALCU LATION
AS OF 12-31-2018

Schedule 2

CUSTOMERS PAYABLES including free credit balances of(4,630.71	4,630.71
BROKERS PAYABLES	) 0-
TOTALAPYABLES	4,630.71
RECEIVABLES FROM BROKERS	[illegible] 361.72
RECEIVCABLES FROM CUSTOMERS	) 0-
TOTALRECEIVABLES	361.72
NET BALANCES!	[illegible] 4268.99
MONTHLY 105% CALCULATIONS	4482.44
AMOUNT HELD IN ACCOUNT AT END OF PERIOD	7500.00
FREQUENTCY OF CALCULATIONS MONTHLY	

THERE WERE NO DIFFERENCES BETWEEN CALCULATIONS SHOWN HERE AND FOCUS PART II

See report of independent registered public accounting firm

BROKER OR DEALER
C. A. BOTZUM & CO. as of 12/31/18

Schedule 3

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B. . . . . . $ 0 [4586]
   A. Number of items . . . . . . 0 [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D . . . . . . 0 [4588]
   A. Number of items . . . . . . $ 0 [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

See report of independent registered public accounting firm

C. A. Botzum & Co.
Report on Compliance Provisions
Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of C. A. Botzum & Co.:

We have examined C. A. Botzum & Co.'s statements, included in the accompanying Assertions Regarding Compliance, that (1) C. A. Botzum & Co.'s internal control over compliance was effective during the year ended December 31, 2018; (2) C. A. Botzum & Co.'s internal control over compliance was effective as of December 31, 2018; (3) C. A. Botzum & Co. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and (4) the information used to state that C. A. Botzum & Co. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from C. A. Botzum & Co.'s books and records. C. A. Botzum & Co.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing C. A. Botzum & Co. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of C. A. Botzum & Co. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on C. A. Botzum & Co.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether C. A. Botzum & Co.'s internal control over compliance was effective as of and during the year ended December 31, 2018; C. A. Botzum & Co. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from C. A. Botzum & Co.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating C. A. Botzum & Co.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from C. A. Botzum & Co.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, C. A. Botzum & Co.'s statements referred to above are fairly stated, in all material respects.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 14, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Compliance Report

C. A. Botzum & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2018;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Officer Signature

Charles A Botzum III, President
Officer Name and Title

March 14, 2019
Date